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                                                                     Exhibit 4.4


                            MONRO MUFFLER BRAKE, INC.
                   1989 EMPLOYEES' INCENTIVE STOCK OPTION PLAN


                       AMENDMENT, dated as of May 12, 1997


                   WHEREAS, Monro Muffler Brake, Inc., a New York corporation (the "Corporation"), amended and restated as of December 23, 1992 the Monro Muffler Brake, Inc. 1989 Employees' Incentive Stock Option Plan (the "1989 Plan"); and


                   WHEREAS, in order to maintain the benefits of the incentive inherent in increased ownership of the Corporation's common stock, par value $.01 per share ("Common Stock"), by employees of the Corporation or its subsidiaries, the Board of Directors of the Corporation desires to increase the amount of shares of Common Stock authorized for awards under the 1989 Plan, pursuant to the exercise of stock options, from 490,737 (as restated to give effect to the 5% stock dividends paid August 1994, August 1995 and August 1996) to 690,737;


                   NOW, THEREFORE, subject to ratification by the shareholders of the Corporation, the 1989 Plan is hereby amended as follows:


                   1. By deleting "449,637 shares" from Section 3(a) of the 1989 Plan and inserting in its place "690,737 shares".


                   2. Except as hereinabove amended, the 1989 Plan shall remain in full force and effect.



Dated approved by


         Board of Directors - May 12, 1997
         Shareholders - August 12, 1997